SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders and the market in general that the First Section of the Superior Court of Justice (“STJ”) concluded, on May 25, 2022, the judgment of the Motions for Clarification in the Motions for Clarification in the Motions for Clarification in the Motions for Divergence in Interlocutory Appeal in Special Appeal No. 790.288/PR. On this occasion, the collegiate rejected the second motion for clarification opposed by Decoradora Roma, maintaining the previous decision that had dismissed the objections of divergence of the counterparty. Accepting Eletrobras' request, the collegiate also determined the application of a fine to the adverse party in the amount of 2% on the updated value of the case, as well as determined the certification of the final decision, with the due write-off, regardless of the appeal period. The publication of the content of the judgment is now awaited.

The aforementioned judgment deals with the compulsory loan on electricity (“ECE”). More specifically, it concerns the criteria for incidence of remunerative interest on credits owed by the Company as ECE.

Eletrobras defends the thesis that the credits were paid under the terms of the specific legislation (Decree Law No. 1,512/76), so that the compensatory interest must be levied on the credits only until the date of the Extraordinary General Meetings - which converted the credits of ECE in Company shares. This is an understanding in line with what has already been decided by the Court within the scope of Repetitive Appeals No. 1,003,955/RS and 1,028,592/RS, as well as the Embargoes of Divergence in Special Appeal No. 826,809/RS.

The Company will keep the market informed about any changes in the judgment in question.

Rio de Janeiro, May 26, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.